04051829

AR/S

P.E. 7-31-04



2004 Annual Report

PROCESSED
DEC 13 2004
THOMSON
FINANCIAL

ecology and environment, inc.

Printed with soy-based inks on recycled paper.

Working Together, Finding Solutions℠

Ecology and Environment, Inc. ("E&E" or "the Company") is a broadly-based environmental consulting and testing firm whose underlying philosophy is to provide professional services so that global sustainable economic and human development may proceed with minimum negative environmental impact. The Company offers a broad range of environmental consulting services: environmental planning, management and regulatory compliance support; environmental and pollution control engineering; homeland protection; and analytical laboratory services. To provide these, E&E employs specialists in over 75 separate disciplines in the physical, biological, social and health sciences, plus all branches of engineering. We operate from 25 U.S. offices and have subsidiaries and affiliates around the world.

Some of our traditional environmental services include: environmental audits; environmental impact assessments; geographic information systems (GIS) and data management; infrastructure planning; and terrestrial, aquatic and marine surveys. In addition, we offer expertise in air quality management and pollution control; water supply and pollution control; public and occupational health; industrial hygiene; archaeology and cultural resources; and noise reduction. Our analytical services include air, water and groundwater monitoring; chemical testing; and bioassays.

E&E is involved in pollution prevention, brownfield and alternative energy development, wetlands protection and land banking, environmental forensics, aquaculture development, litigation support, and antiterrorist environmental program support. E&E's services related to toxic, hazardous, nuclear and solid waste disposal management include: underground storage tank (UST) programs; remedial engineering design and project management; oil and chemical spill prevention and emergency response. We also offer government and corporate clients professional support related to homeland protection. These include: chemical, biological and nuclear threat evaluation and countermeasure preparedness planning; counterterrorist training; emergency response; and event recovery support. All Company services are available worldwide.



Revenue ($ Million)
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004

FINANCIAL HIGHLIGHTS

	Fiscal year ending July 31 2004	2003	Change
Net revenues ('000s)	$89,501	$87,771	+2%
Net income ('000s)	2,401	(1,202)	+300%
Net income per common share from continuing operations	$0.66	$0.95	-31%
Net income per common share	0.60	(0.30)	+300%
Cash dividends declared per common share	0.34	0.33	+3%
Weighted average common shares outstanding Basic	3,985,716	3,996,796	-0.3%
Diluted	4,041,242	4,050,385	+0.2%

Working Together, Finding SolutionsSM is an E&E service mark.



Net Income (Loss) ($ Million)
6
4
2
0
-2
-4
-6
1999
2000
2001
2002
2003
2004
Net income from continuing operations
Net income (loss) from discontinued operations
Total net income (loss)

To Our Shareholders

Net Revenues Grow, Earnings Recover

Company net revenues for the fiscal year ended July 31, 2004 were $89.5 million, up 2% from the adjusted $87.8 million reported for fiscal year 2003. Net income from all operations for fiscal year 2004 was $2.4 million or $.60 per share ($.59 diluted), compared to a loss of $1.2 million in the prior year or ($.30) per share (($.29) diluted). The net loss from the discontinued operations at our Costa Rican shrimp farm for fiscal year 2004 was $231,000 or $.06 per share.

The majority of the increase in net revenues for fiscal year 2004 may be traced to net revenues from our contracts in the Kingdom of Saudi Arabia that jumped from $11.4 million to $16.9 million. The Company also signed a $2.4 million contract for fifth installment preplanning project work in the Kingdom during the fourth quarter of fiscal year 2004. Net revenues from other sources fell $3.7 million due to weaker domestic demand for environmental consulting services.


SAUDI ARABIA

Top: While collecting field data, E&E staff used a GPS to accurately identify sample locations and trained Kuwait's Environmental Protection Administration staff in collection methodology as part of our multi-year project for the agency.

Middle: Company specialists recently testified before the *United Nations Compensation Commission in Geneva,* Switzerland on behalf of the Kingdom of Saudi Arabia's Fifth installment F4 claim for damages to the public health resulting from the 1991 Gulf War.

Bottom: An E&E field team meets with a group of Saudi Arabians to discuss the health effects of the Gulf War.

During the fourth quarter of fiscal year 2004, the Company recognized an impairment loss of $442,000 ($139,000 net of minority interest and taxes) or $.03 per share for the long-lived assets at American Arab Aquaculture Company (AMARACO), our Jordanian fish farm. We took the impairment loss because of the uncertainty that AMARACO will generate future net cash flows sufficient to recover the carrying value of its long-lived assets. This loss is accounted for in income (loss) from continuing operations.

E&E's Analytical Services Center (ASC) reported net revenues of $5.0 million for fiscal year 2004, a decrease of 14% from the previous fiscal year. The decreased volume is attributable to a significant drop in samples received for U.S. Department of Defense (DoD) environmental projects, due to funding cutbacks resulting from the Iraq war. The ASC reported an operating loss of $1.4 million for fiscal year 2004, compared to an operating loss of $132,000 for fiscal year 2003 due primarily to our decreased business with DoD.

To reflect current market conditions, management is taking steps to downsize our laboratory operation by reducing staff by 40% and by aggressively seeking expense reductions, e.g. by soliciting lower priced suppliers.

Comprehensive HAZMAT Expertise Positions Us Well for Environmental Security Projects

As the world has become a more dangerous place, E&E has refocused its considerable expertise developed on government and commercial projects involving hazardous materials (HAZMAT) to improve environmental security. Working closely with our clients, we have developed systems to manage response assets and logistics, planned and drilled for emergencies, and conducted bioterrorism exercises. We contribute to energy security by assisting clients to achieve greater energy efficiencies in buildings, use renewable energy technologies, and conserve resources. By addressing legacy pollution, we are reducing environmental threats and ensuring future environmental security.

Improving National Security through Planning, Drills and Outreach

E&E developed ALARMS, an Asset Logistics and Resource Management System, that is a Web-based information system designed to manage data associated with logistics planning and emergency management operations. This user-friendly tool allows cities, municipalities, and other entities to manage their critical resources before, during, and after a crisis event. A similar system we designed for use by New York City was featured on cable TV's *NY1 Tonight* in May 2002. In December 2003, E&E was commended by the city's Office of Emergency Management for our assistance in developing a disaster logistics plan for all five boroughs. The resulting Citywide Asset Logistics Management System (CALMS) visually displays resource data.

In Nevada, we are developing interoperability and tracking processes for physicians and nurses to enable uniform credentialing during mass casualty incidents. In Louisiana, E&E's two-year, $1.5 million contract will help public health officials to develop and respond to threat-based scenarios for the six primary bioterrorism agents. In Oregon and Alabama, we are conducting functional exercises to test hospital and public health terrorism response plans under the strategic national stockpile and exercise program. To mitigate the impact of any potential radiological accident at the Indian Point Nuclear Power Plant on the Hudson River, E&E is implementing a public outreach program for the 10-mile, four-county emergency planning zone around this high-profile, publicly sensitive facility.

The Company was awarded a five-year, U.S. General Services Administration (GSA) Professional Schedule contract in August 2004 for federal buyers to procure E&E management, organizational, and business improvement services (MOBIS). The GSA Professional Schedule is one of the primary contracting vehicles for the Department of Homeland Security and the Justice Department. It is widely used throughout the federal government for procurement of management consulting, technology, and information technology services.

E&E assisted the New York State Department of Health to conduct a full-scale exercise receiving and distributing Communicable Disease Center's (CDC's) *Strategic National Stockpile Push Packs.*


TRAINING ONLY



The Energy Institute awarded WALSH Ecuador and Occidental Petroleum its first-place 2003 Environment Award for excellence and innovation in the oil & gas industry for the design and use of "canopy bridges" to provide pathways for arboreal mammals above a 135 km-long pipeline corridor. A canopy bridge is a short section in the working corridor where the rainforest canopy connection is preserved.

Improving Energy Security by Safely Siting and Permitting LNG facilities

E&E has continued to expand its services for liquefied natural gas (LNG), which is used increasingly to fuel cleaner electric generation. Company specialists are engaging stakeholders and are providing environmental and socioeconomic services for the large-scale Mariscal Sucre gas production project off Venezuela. This project involves a pipeline from the production fields to an onshore LNG liquefaction facility and a marine loading terminal.

We assisted a commercial client in preparing a proposal to use an existing Gulf of Mexico offshore platform as an LNG import terminal. We also prepared the environmental impact assessment for a proposed LNG import terminal and subsea pipeline in the Bahamas. An E&E team determined what permits/approvals were required for proposed LNG facilities at Harpswell, Maine. We are preparing the environmental analysis and independent risk assessment for the first floating storage and regasification unit to be proposed anywhere in the world for the California State Lands Commission and U.S. Coast Guard.

Improving Water Security through Restoration, Treatment, and Pollution Prevention

During fiscal year 2004, E&E's wide-ranging water-related projects have spanned several continents. We recently completed an environmental impact assessment focusing on the physical and biotic environment for the São Francisco River diversion project in Brazil. Company experts are providing financial, institutional and operational support for wastewater projects in China. For example, in Anhui Province, we are furnishing specialized engineering for water pollution control.

E&E's geographic information systems group is providing an efficient methodology for planning waterline replacement projects, evaluating growth demands and developing a cost model for water delivery systems for Erie County, NY, where our headquarters is located. In California, we developed threat trigger matrixes and evaluated a countywide terrorism-related response exercise for the Contra Costa Water District Emergency Response Plan.

The Company is working under a four-year, $5-million contract for the Comprehensive Everglades Restoration Plan to create new reservoirs and wetland-based water treatment areas in order to restore the south Florida ecosystem and ensure a safe, reliable water supply. Nearby, we evaluated wastewater sources, wastewater pretreatment systems and treatment facilities for NASA at Cape Canaveral and the Kennedy Space Center. In Alaska, our project team progressed on our contract to assist the State's water quality management program to provide streamlined water permitting, to protect its water quality, sensitive habitats, and human health; and to meet federal water quality standards.

E&E's Green Building, Renewable Energy and Other Sustainable Development Approaches Help Clients Conserve Energy and Preserve Resources for a More Secure Future

For the Corocoro oil development project in Venezuela, E&E consulted extensively with local, national, and international stakeholders and sponsored biodiversity initiatives. The client considered environmental sustainability to be a key component of the security vulnerability assessment we conducted for them. The Company prepared the social, environmental and health impact assessment for the $5 billion New Doha International Airport in Qatar. This megaproject has been locally recognized as environmentally friendly because it incorporated sustainable development principles and "green" design. To facilitate the switch from fuel oil at Brazil's Porto Vehlo thermal power plant, E&E videotaped interviews with affected communities to document social and environmental conditions along the 516 km gas pipeline deep in the heart of the Amazon region.

A Leadership in Energy and Environmental Design (LEED)-certified planner is heading the E&E team preparing an installation design guide that integrates sustainable planning and design principles/practices for Fort Hood, TX, the world's largest military base. In Munich, Germany, E&E and the BMW Group hosted a forum for European manufacturers on sustainable development.

Walsh/E&E created an interactive carpool matching application for the Northern Front Range SmartTrips program to reduce single passenger vehicle trips. At one college participating in the "Green Campus" program, E&E specialists determined energy consumption intensities and evaluated over 200 electrical energy conservation measures.

E&E has continued to expand its services for windpower projects. We are conducting on-site avian surveys during migration seasons and mortality studies to collect data on bird collisions at existing tall structures on a site proposed for a windpower facility in Western New York. We prepared an environmental impact report for the Shilo Wind Farm in Solano County, California, a step toward meeting the state's ambitious renewable portfolio standard.

Helping the U.S. Military Retool to Meet New National Security Challenges

The Company continues to assist the U.S. Armed Forces to meet their worldwide environmental responsibilities. Increasingly, we are assisting the military to develop strategies to enable improved training in response to changing threats. E&E is preparing an EIS for the environmentally-sensitive Avon Park Air Force Range in Florida, where the Navy proposes to establish new target locations for training in air-to-ground ordnance. Similarly, we are assisting the Navy to address environmental impacts from the siting of an urban warfare training facility at 29 Palms; providing environmental planning documentation at the Chocolate Mountain Gunnery Range; and evaluating encroachment and sustainment challenges with the continued use of training ranges offshore of southern California.



Top: E&E prepared an air emission inventory and air permit application, and helped update/implement an environmental management system at a U.S. Navy facility at La Maddalena, Italy, to meet not only the host country's environmental laws and regulations, but also American federal and DoD environmental standards.

Middle: Company specialists measure groundwater flux into the Willamette River to trace the flow of pollution from wood-treating chemicals disposed of at the former creosoting plant. To date, more than 32,000 tons of contaminated soil have been removed from the site.

Bottom: E&E provided turnkey environmental services for a fuel release from a pipeline located beneath an Anchorage, AK intersection. We designed and installed a pilot recovery system to test the efficacy of vacuum-enhanced skimming (VES) for free-product recovery from ground water and collected over 7,500 liters of petroleum product from a single test well.

Improving Future Environmental Security by Cleaning up Legacy Pollution

E&E created a Web-based Extranet geographic information system (GIS) for the Illinois Department of Transportation to track environmental investigations associated with major construction projects statewide to save time and money collecting and disseminating data and improving cost reimbursements to the state. As a result of new funding based on high-level political attention, E&E's remedial design/remedial action (RD/RA) project for Oregon's Department of Environmental Quality at a Portland Superfund site has been fast-tracked for completion in 2005. Company specialists are investigating and remediating the U.S. Naval Oil Shale Anvil Point Reserves 1 and 3 Site under contract to the U.S. Bureau of Land Management (BLM). E&E is also assisting the agency to close a helium plant established during World War II. Company scientists have conducted over 500 Oil Pollution Act assessments for the Tulsa District, U.S. Army Corps of Engineers. We uncovered potential environmental threats to future generations in more than 200 of them.

Our Business Strategy Is Changing

Federal spending on environmental affairs has decreased, industry investment has softened due to reduced demands to comply with existing regulations, and analytical laboratory services have become a low-priced market commodity. The Company's strategy to diversify into ecologically-friendly aquaculture has proven extremely disappointing, due primarily to natural events beyond our control.

E & E's top management has faced these challenges with aplomb. We have restructured our marketing organization, improved operating efficiencies and sought to cut costs wherever feasible. We have made great progress in promoting our substantial hazard and risk analytical expertise and HAZMAT emergency management experience to obtain profitable contracts supporting Federal, state and municipal homeland protection programs, as well as industrial security projects.

In a move designed to support our corporate growth and strengthen our top management, last year we appointed eight executives as corporate officers, increasing both their responsibilities and authority. In September 2003, Timothy Butler replaced Brent Baird as a Class A Director.

We currently are focusing on increasing opportunities to provide environmental support for overseas economic development projects, particularly for energy resources. In May 2004, our Walsh/E&E subsidiary acquired a sixty-percent interest in Gustavson Associates, LLC, a Colorado-based international oil, gas and mineral consulting firm with an excellent track record. We added 25 people into our restructured Brazilian subsidiary and strengthened the interactions with our Middle East and Far East affiliates to generate new business. We expect that these moves, plus reductions in our aquaculture program and analytical services should position E&E for improved profitability in the future.

Gerhard J. Neumaier, Chairman and President
Ecology and Environment, Inc.

Selected Consolidated Financial Data

The financial statements presented below have been reclassified to give retroactive effect to the FY 2003 discontinuance of the Company's shrimp farm operations. See note No. 19 to the Notes to Consolidated Financial Statements for additional information.

	Year ended July 31,				
	2004	2003	2002	2001	2000
Operating data:	(In thousands, except per share amounts)				
Gross revenues	$110,623	$116,214	$ 88,837	$75,411	$ 75,088
Net revenues	89,501	87,771	73,408	73,148	69,155
Income from operations	6,386	7,679	5,017	4,472	1,745
Income from continuing operations before income taxes and minority interest	6,000	7,421	5,146	4,850	2,155
Net income from continuing operations	$ 2,632	$ 3,790	$ 3,125	$ 2,558	$ 1,161
Net loss from discontinued operations	(231)	(4,992)	(1,716)	(663)	(382)
Total net income (loss)	$ 2,401	$ (1,202)	$ 1,409	$ 1,895	$ 779
Net income (loss) per common share: basic					
Continuing operations	$ 0.66	$ 0.95	$ 0.77	$ 0.62	$ 0.30
Discontinued operations	(0.06)	(1.25)	(0.42)	(0.16)	(0.10)
Total net income (loss) per common share: basic	$ 0.60	$ (0.30)	$ 0.35	$ 0.46	$ 0.20
Net income (loss) per common share: diluted					
Continuing operations	$ 0.65	$ 0.94	$ 0.77	$ 0.62	$ 0.30
Discontinued operations	(0.06)	(1.23)	(0.42)	(0.16)	(0.10)
Net income (loss) per common share: diluted	$ 0.59	$ (0.29)	$ 0.35	$ 0.46	$ 0.20
Cash dividends declared per common share					
Basic and Diluted	0.34	0.33	0.32	0.32	0.32
Weighted average common shares outstanding:					
Basic	3,985,716	3,996,796	4,069,848	4,103,740	3,968,500
Diluted	4,041,242	4,050,385	4,072,694	4,103,740	3,968,500

	Year ended July 31,				
	2004	2003	2002	2001	2000
Balance sheet data:	(In thousands, except per share amounts)				
Working capital	$ 27,480	$ 27,479	$ 30,268	$24,019	$ 24,714
Total assets	62,504	76,382	74,471	57,686	53,449
Long-term debt	336	137	–	40	58
Shareholders' equity	39,383	38,378	41,294	42,338	42,336
Book value per share:					
Basic	$ 9.88	$ 9.60	$ 10.15	$ 10.31	$ 10.67
Diluted	$ 9.75	$ 9.48	$ 10.14	$ 10.31	$ 10.67

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

At July 31, 2004 and July 31, 2003 the Company had a working capital balance of $27.5 million. Cash and cash equivalents decreased $2.3 million due to a $1.7 million decrease in other accrued liabilities, a $2.1 million decrease in the current portion of long-term debt, and a $1.1 million decrease in other current assets. The decrease in the current portion of long-term debt was due to the receipt of deposits to offset the $2.1 million bank overdraft recorded in July 2003. Investment securities decreased $3.9 million as a result of the sale of securities to meet Company cash flow needs. Contracts receivable decreased $4.3 million. As of July 31, 2004 the Company has receivables outstanding on the Saudi and Kuwait contracts of $9.8 and $6.4 million respectively. Total net advances on these contracts at July 31, 2004 are $1.2 million, which are backed by letters of credit. The current portion of these advances, shown as deferred revenue, decreased $6.6 million due to work performed on these contracts during fiscal year 2004.

The Company maintains an unsecured line of credit of $20.0 million with a bank at 0.5% below the prevailing prime rate. A second line of credit is available at another bank for up to $13.5 million, exclusively for letters of credit. The Company has outstanding letters of credit (LOC's) at July 31, 2004 in the amount of $8.8 million. These LOC's were obtained to secure advance payments and performance guarantees for contracts in the Middle East. Excluding LOC's there are no outstanding borrowings under the lines of credit and there is $24.7 million of line still available at July 31, 2004. There are no significant additional working capital requirements pending at July 31, 2004. The Company believes that cash flows from operations and borrowings against the line of credit will be sufficient to cover all working capital requirements for fiscal year 2005.

Results of Operations

Net Revenue

Fiscal Year 2004 vs. 2003

Net revenues for the fiscal year ended July 31, 2004 were $89.5 million, up 2% from the $87.8 million reported in fiscal year 2003. Net revenues for the fourth quarter of fiscal year 2004 were $21.6 million, down 12% from the $24.5 million reported in fiscal year 2003. The Company's contracts in Saudi Arabia accounted for the majority of the annual increase. The work in Saudi Arabia increased from $11.4 million to $16.9 million. The Company also signed a $2.4 million contract for fifth installment preplanning work during the fourth quarter of fiscal year 2004. Net revenues reported for Commercial clients were $8.6 million, down 38% from the $13.8 million reported in fiscal year 2003. This was attributable to the completion of a major contract in the energy industry. Net revenues reported for the U.S. Department of Defense (DOD) clients were $12.4 million for fiscal year 2004, down 19% from the $15.2 million reported in fiscal year 2003 due to a reduction of funding for environmental projects in the Company's fourth quarter for laboratory services and field work. One of the Company's majority owned subsidiaries, Walsh Environmental, reported net revenues of $8.3 million for fiscal year 2004, an increase of $1.1 million from the $7.2 million reported in fiscal year 2003. The majority of this increase was due to the consolidation of Gustavson Associates, acquired by Walsh Environmental during the fourth quarter of fiscal year 2004. Gustavson Associates reported net revenues of $527,000 during the fourth quarter of fiscal year 2004.

The decrease in fourth quarter net revenues was attributable to a drop in net revenues from various commercial, state and DOD clients. Net revenues reported for commercial clients during the

Contractual Obligations

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 381,587	$ 195,196	$ 37,330	$ 37,514	$111,547
Capital Lease Obligations	221,403	71,401	71,795	43,008	35,199
Operating Lease Obligation (1)	6,618,722	2,796,260	2,951,563	870,899	—
Other Long-Term Liabilities (2)	1,194,219	739,679	454,540	—	—
Total	$8,415,931	$3,802,536	$3,515,228	$951,421	$146,746

(1) Represents rents for office and warehouse facilities
(2) Consists of Deferred Revenue on the Saudi Arabia and Kuwait contracts

fourth quarter of fiscal year 2004 were $2.3 million, down 26% from the $3.1 million reported in the fourth quarter of fiscal year 2003. DOD clients reported net revenues of $2.8 million for the fourth quarter of fiscal year 2004, down 28% from the $3.9 million reported in the prior year. Net revenues reported for various state clients during the fourth quarter of fiscal year 2004 were $3.7 million, down $516,000 from the $4.2 million reported in the fourth quarter of fiscal year 2003. Walsh Environmental reported an increase in fourth quarter net revenues of $667,000 due to the consolidation of Gustavson Associates.

The Company's Analytical Services Center (ASC) reported net revenues of $5.0 million for fiscal year 2004 and $1.0 million in the fourth quarter, a 47% decrease in net revenues for the fourth quarter and a total decrease of 14% for the fiscal year. The ASC's decreased volume in the fourth quarter is attributable to a significant drop in samples received for environmental projects due to funding cutbacks by the DOD for environmental field operations as a result of the Iraq war. The Company has taken steps at the end of fiscal 2004 and in the first quarter of fiscal year 2005 to downsize its laboratory operation to reflect current market conditions through reductions in staff by approximately 40% and is aggressively seeking reductions in other costs by soliciting lower priced suppliers.

Fiscal Year 2003 vs. 2002

Net revenues for fiscal year 2003 were $90.5 million, up 23% from the $73.4 million reported in fiscal year 2002. Net revenues for the fourth quarter of fiscal year 2003 were $25.9 million, up 22% from the $21.2 million reported in the fourth quarter of fiscal year 2002. The Company reported an increase in net revenues for fiscal year 2003 across a broad range of customers. The Company's contracts in Saudi Arabia and Kuwait together with increases in net revenues from various commercial and DOD clients accounted for the majority of the increase. The work in Kuwait and Saudi Arabia increased 86% to $21.1 million, while commercial net revenues were $13.8 million, up 60% from the $8.6 million reported in fiscal year 2002. Net revenues reported for DOD clients were $15.2 million for fiscal year 2003, up 20% from the $12.7 million reported in fiscal year 2002. Walsh Environmental, one of the Company's subsidiaries, reported net revenues of $7.2 million, up 29% from the $5.6 million reported in the prior year. Net revenue from the USEPA and various state agencies fell 10% and 4% respectively.

The Saudi Arabia and Kuwait contracts along with various commercial clients accounted for the majority of the increase in fourth quarter net revenues. The Company's Analytical Services Center (ASC) reported net revenues of $5.8 million for fiscal year 2003 and $1.9 million in the fourth quarter, a 69% increase in net revenues for the fourth quarter and a total increase of 38% for the fiscal year. The ASC's increased volume is attributable to $1.4 million of samples received under the Kuwait contract. Walsh Environmental reported net revenues of $2.0 million for the fourth quarter of fiscal year 2003, up 54% from the $1.3 million reported in the fourth quarter of fiscal year 2002.

Income from Continuing Operations before Income Taxes and Minority Interest

Fiscal Year 2004 vs. 2003

The Company's income from continuing operations before income taxes and minority interest for fiscal year 2004 was $6.0 million, down 19% from the $7.4 million reported in the prior year. This reduction is mainly attributable to the reduction in higher margin commercial work and the impairment of the long-lived assets of the Company's fish farm operations located in Jordan. The Company has continued to work on the Middle Eastern contracts in Saudi Arabia and Kuwait. However, the marine and coastal and terrestrial studies portion of the work in Kuwait is winding down and is 90% complete as of July 31, 2004. The environmental laboratory operation in Kuwait is expected to continue. The current contract work in Saudi Arabia is approximately 85% complete and should be substantially completed in fiscal year 2005. The ASC reported an operating loss of $1.4 million for fiscal year 2004 compared to operating loss of $132,000 for the prior year. A decrease in samples from the DOD and various state clients have accounted for the decrease in operating income. Marketing and related costs have increased 12% as the Company continues to increase business development efforts in the homeland security and international markets while also increasing the ASC marketing staff to help broaden the commercial market base for the ASC. During fiscal year 2004, a gain of $200,000 was recorded on the sale of investment securities and $300,000 of foreign currency exchange gains was realized mainly due to the contracts in Kuwait.

The Company's income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2004 was $1.0 million, down 60% from the $2.5 million reported in the fourth quarter of the prior year. The ASC reported an operating loss of $609,000 for the fourth quarter of fiscal year 2004 compared to operating profit of $32,000 for the fourth quarter of the prior year. A significant decrease in lab work from the DOD and various state contracts accounted for the ASC's decrease in operating income for the fourth quarter of fiscal year 2004. The reduction in higher margin commercial work also contributed to the reduced earnings in the fourth quarter. Indirect expenses have increased as the Company continues business development efforts in the homeland security and international markets.

The Company has recognized an impairment loss of $442,000 ($139,000 net of minority interest and taxes) in fiscal year 2004 for the long-lived assets at its fish farm operations, American Arab Aquaculture Company (AMARACO), located in Jordan. The Company reports results of this fish farm operation under its Aquaculture Segment. The Company has determined that an impairment loss is necessary due to the uncertainty that AMARACO will generate future net cash flows sufficient to recover the carrying value of its long-lived assets. AMARACO was initially purchased in July 2001 and has not generated operating income to date. The future operation of the farm is predicated on an agreement with the Company's partners for an additional capital infusion in the range of $300,000 for working capital. Due to the current uncertainty regarding this agreement and its impact on the future viability of the farm, the Company has recognized an impairment loss on the buildings, improvements and equipment which will continue to be held for use. This impairment loss is included in income (loss) from continuing operations.

Fiscal Year 2003 vs. 2002

The Company's income from continuing operations before income taxes and minority interest for fiscal year 2003 was $7.4 million, up 45% from the $5.1 million reported in fiscal year 2002. For the fourth quarter of fiscal year 2003, the Company's income from continuing operations before income taxes and minority interest was $1.95 million, up 20% from the $1.63 million reported in fiscal year 2002. The increase in income before income taxes and minority interest was mainly attributable to increased volume and resulting efficiencies in administrative and indirect expenses. Marketing costs held steady despite the 23% increase in net revenues. The Company's ASC reported an operating loss of $132,000 for fiscal year 2003 and an operating income of $32,000 for the fourth quarter, a 112% increase in operating income for the fourth quarter and a total increase of 86% for the fiscal year. The ASC has benefited from additional sales revenue of approximately $1.4 million under the Kuwait contract and improved production efficiencies due to utilization of new equipment and testing methods. Walsh Environmental reported operating income of $197,000 for the fourth quarter of fiscal year 2003, an increase of 110% over the prior year.

Discontinued Operations

During the fourth quarter of fiscal year 2003, the Company made the decision to discontinue its Costa Rican shrimp farm operation, Frutas Marinas S.A. The farm had failed to achieve planned production estimates. Operations management was unable to control repeated outbreaks of disease, primarily White Spot Syndrome Virus, resulting in repeated operating losses for the last three years all amid depressed selling prices for the shrimp. The Company made the decision to terminate operations at its Board of Directors' meeting in July 2003 and has embarked on a program to liquidate the assets within one year. In accordance with Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviewed the assets of Frutas Marinas S.A. to determine the extent of the impairment loss in the carrying value of the assets. The Company has estimated the fair value of its assets based on an appraisal of the property for general farm use (the predominant land use surrounding the farm) due to the anticipated difficulty in selling the property as a shrimp farm operation. As a result, the Company recognized an impairment loss on discontinued operations of $5,007,364 ($3,010,005 net of tax) during the fourth quarter of fiscal year 2003. During fiscal year 2004, the shrimp farm reported a loss before taxes of $354,000. Although not expected to be significant, expenses will continue to be necessary for overall farm security, maintenance and upkeep. As of July 31, 2004, the shrimp farm operation is still being held for sale and actively marketed.

American Jobs Creation Act of 2004

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the Act affecting the Company are the repeal of the United States export tax incentive known as the extraterritorial income exclusion (EIE) and the implementation of a domestic manufacturing deduction. The Company is still assessing the impact of the Act. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction of an undeterminable amount through fiscal year 2007. The Company believes that it will accrue some benefits from the domestic manufacturing deduction, although such benefits cannot be quantified at this time. The domestic manufacturing deduction will be phased in over a six-year period beginning with the Company's fiscal year 2005. The Company is also evaluating the impact of the dividend provisions. As of July 31, 2004 and based on the tax laws in effect at that time, it is the Company's intention to continue to indefinitely reinvest undistributed foreign earnings and accordingly, no deferred tax liability has been recorded in connection therewith.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations (ARO), which became effective for the Company for the fiscal year ended July 31, 2003. SFAS No. 143 requires that contractual obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of the liability measured at discounted fair value. The ARO would be capitalized and depreciated over the useful life of the related asset. Upon adoption of the final statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. Adoption of this statement did not materially impact the Company's financial statements.

In 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. This statement did not have a significant impact on the Company's financial statements.

The FASB issued interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees including Indirect Guarantees of Indebtedness of Others (FIN No. 45), in late 2002. FIN No. 45 requires the fair-value measurement and recognition of a liability for the issuance of certain guarantees issued or modified on January 1, 2003 or after. The Company has considered the enhanced disclosure requirements required by FIN No. 45. Implementation of the fair-value measurement and recognition provisions of FIN No. 45 in 2003 did not have a material impact on the Company's financial statements.

In addition, in January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN No. 46). FIN No. 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Certain provisions of FIN 46 were deferred but are not applicable to the Company. Implementation of FIN No. 46 in 2003 did not have a material impact on the Company's financial statements.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its critical accounting policies and estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. See Footnote No. 2 "Summary of Significant Accounting Policies." Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following accounting policies involve its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. However, final rates have not been negotiated under these audits since 1989. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. The Company recorded an impairment loss on its shrimp farm operation in fiscal year 2003. An estimate of the fair value of its assets was made based on external appraisals of the land and buildings and internal estimates of the realizable value of the equipment. If these estimates or their related assumptions change, the Company may be required to record additional impairment losses for its shrimp farm operation or additional charges for disallowed costs on its government contracts.

Changes in Corporate Entities

On May 3, 2004 the Company's sixty-percent owned subsidiary, Walsh Environmental Scientists and Engineers, LLC (Walsh), acquired a sixty-percent interest in Gustavson Associates, LLC (GAL). Walsh paid $150,000 for its interest in GAL. GAL is an independent oil and minerals consultancy providing services to banks, investors, government agencies and industrial clients around the world. Walsh obtained independent valuations to determine opening balance sheet values. Walsh began consolidating the balance sheet and operating results of GAL with its own since the date of acquisition. Walsh's consolidated financial statements are consolidated with the Company's. No proforma statements have been provided due to the relative insignificance of this transaction.

On the 8th of January 2004 the Company entered into an agreement to grant a forty-eight percent stake in its Brazilian subsidiary, Ecology and Environment do Brasil, Ltda. (a limited partnership), to three new partners. The new partners are responsible for the in-country marketing and operations of the subsidiary. Any previous earnings, assets and liabilities remained with Ecology and Environment, Inc. The new partners have contributed their business contacts and talented staff from their old firm. The Company has provided an eighty thousand dollar capital contribution to move the office operations from Sao Paulo to Rio de Janeiro. Rio de Janeiro is where the Company believes it will have a more strategic location to market its target clients.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Quantitative and Qualitative Disclosures about Market Risk

The Company may have exposure to market risk for change in interest rates, primarily related to its investments. The Company does not have any derivative financial instruments included in its investments. The Company invests only in instruments that meet high credit quality standards. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. As of July 31, 2004, the Company's investments consisted of short-term commercial paper and mutual funds. The Company does not expect any material loss with respect to its investments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Shareholders of
Ecology and Environment, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ecology and Environment, Inc. and its subsidiaries at July 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Buffalo, New York
October 28, 2004

Consolidated Balance Sheet

Assets	July 31, 2004	July 31, 2003
Current assets:		
Cash and cash equivalents	$ 4,240,333	$ 6,577,390
Investment securities available for sale	143,647	4,078,181
Contract receivables, net	36,433,300	40,692,336
Deferred income taxes	5,029,233	4,970,036
Other current assets	2,442,900	3,517,283
Assets of discontinued operations held for sale	29,817	205,545
Total current assets	48,319,230	60,040,771
Property, building and equipment, net	11,979,886	12,175,137
Deferred income taxes	—	261,713
Other assets	2,204,510	3,903,912
Total assets	$62,503,626	$ 76,381,533
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 6,070,266	$ 6,327,389
Accrued payroll costs	4,611,097	4,872,149
Income taxes payable	363,114	1,150,564
Deferred revenue	739,679	7,375,313
Current portion of long-term debt and capital lease obligations	266,597	2,378,226
Other accrued liabilities	8,495,677	10,147,854
Liabilities of discontinued operations held for sale	293,048	310,378
Total current liabilities	20,839,478	32,561,873
Deferred income taxes	107,960	—
Deferred revenue	454,540	3,835,937
Long-term debt and capital lease obligations	336,393	137,086
Commitments and Contingencies (Note 15)	—	—
Minority interest	1,382,412	1,469,015
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	—	—
Class A common stock, par value $.01 per share; authorized - 6,000,000 shares; issued - 2,501,985 and 2,469,071 shares	25,021	24,691
Class B common stock, par value $.01 per share; authorized - 10,000,000 shares; issued - 1,681,304 and 1,712,068 shares	16,813	17,121
Capital in excess of par value	17,592,444	17,467,974
Retained earnings	24,972,691	23,967,504
Accumulated other comprehensive income	(2,336,723)	(2,111,830)
Unearned compensation, net of tax	(193,282)	(156,552)
Treasury stock - Class A common, 61,490 and 83,513 shares; Class B common, 26,259 and 26,259 shares, at cost	(694,121)	(831,286)
Total shareholders' equity	39,382,843	38,377,622
Total liabilities and shareholders' equity	$62,503,626	$ 76,381,533

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

	Year ended July 31, 2004	2003	2002
Gross revenues	$ 110,623,427	$ 116,214,080	$ 88,837,218
Less: direct subcontract costs	21,122,904	28,443,277	15,428,749
Net revenues	89,500,523	87,770,803	73,408,469
Cost of professional services and other direct operating expenses	49,017,290	48,103,641	38,100,251
Gross profit	40,483,233	39,667,162	35,308,218
Administrative and indirect operating expenses	22,797,003	22,041,153	20,469,657
Marketing and related costs	9,693,137	8,620,867	8,619,480
Depreciation	1,606,769	1,326,116	1,202,490
Income from operations	6,386,324	7,679,026	5,016,591
Interest expense	(138,550)	(155,517)	(24,706)
Interest income	123,943	213,269	303,046
Other expense	(233,981)	(326,012)	(148,697)
Net foreign currency exchange gain	305,044	10,157	—
Long-lived asset impairment loss	(442,374)	—	—
Income from continuing operations before income taxes and minority interest	6,000,406	7,420,923	5,146,234
Income tax provision	1,955,594	2,318,953	1,702,583
Net income from continuing operations before minority interest	4,044,812	5,101,970	3,443,651
Minority interest	(1,412,197)	(1,312,139)	(318,989)
Net income from continuing operations	2,632,615	3,789,831	3,124,662
Loss from discontinued operations	(354,550)	(8,303,739)	(2,641,682)
Income tax benefit on loss from discontinued operations	123,252	3,311,953	925,873
Net income (loss)	$ 2,401,317	$ (1,201,955)	$ 1,408,853
Net income (loss) per common share: basic Continuing operations	$ 0.66	$ 0.95	$ 0.77
Discontinued operations	(0.06)	(1.25)	(0.42)
Net income (loss) per common share: basic	$ 0.60	$ (0.30)	$ 0.35
Net income (loss) per common share: diluted Continuing operations	$ 0.65	$ 0.94	$ 0.77
Discontinued operations	(0.06)	(1.23)	(0.42)
Net income (loss) per common share: diluted	$ 0.59	$ (0.29)	$ 0.35
Weighted average common shares outstanding: basic	3,985,716	3,996,796	4,069,848
Weighted average common shares outstanding: diluted	4,041,242	4,050,385	4,072,694

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

	Year ended July 31, 2004	2003	2002
Cash flows from operating activities:			
Net income from continuing operations	$ 2,632,615	$ 3,789,831	$ 3,124,662
Net loss from discontinued operations	(231,298)	(4,991,786)	(1,715,809)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	1,606,769	1,577,597	1,422,982
Amortization	379,913	366,747	233,075
Gain on disposition of property and equipment	6,804	1,930	1,250
Minority interest	(86,603)	(250,413)	849,929
Provision for contract adjustments	627,028	1,751,913	1,169,005
(Increase) decrease in:			
- contracts receivable, net	3,632,008	(9,723,911)	(11,202,876)
- other current assets	1,074,383	1,627,145	(3,629,468)
- income taxes receivable	—	312,977	227,975
- deferred income taxes	378,078	(2,670,786)	111,853
- other non-current assets	1,699,402	731,386	(2,712,282)
- assets held for sale	175,728	(205,545)	—
Increase (decrease) in:			
- accounts payable	(257,123)	403,393	888,521
- accrued payroll costs	(261,052)	512,847	319,003
- income taxes payable	(787,450)	884,153	(920,898)
- deferred revenue	(10,017,031)	(1,699,559)	12,910,809
- other accrued liabilities	(1,652,177)	2,150,757	3,821,568
- liabilities held for sale	(17,330)	310,378	—
Net cash provided by (used in) operating activities	(1,097,336)	(5,120,946)	4,899,299
Cash flows provided by (used in) investing activities:			
Acquisitions	(150,000)	—	(222,541)
Purchase of property, building and equipment, gross	(1,697,088)	(1,818,886)	(1,381,309)
Proceeds from sale of investments	3,899,300	—	—
Writedown of discontinued operations fixed assets, net	—	5,029,307	—
Impairment of long-lived assets	442,374	—	—
Purchase of investments	(86,501)	(168,891)	(149,987)
Net cash provided by (used in) investing activities	2,408,085	3,041,530	(1,753,837)
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,396,130)	(1,401,117)	(1,315,415)
Proceeds from debt	465,904	2,515,312	(39,516)
Repayment of debt	(2,378,226)	—	—
Net proceeds from issuance of common stock	15,938	3,625	75,634
Purchase of treasury stock	(221,275)	(242,337)	(425,739)
Net cash provided by (used in) financing activities	(3,513,789)	875,483	(1,705,036)
Effect of exchange rate changes on cash and cash equivalents	(134,017)	(447,711)	(1,043,364)
Net increase (decrease) in cash and cash equivalents from continuing operations	(2,337,057)	(1,651,644)	397,062
Cash and cash equivalents at beginning of period	6,577,390	8,229,034	7,831,972
Cash and cash equivalents at end of period	$ 4,240,333	$ 6,577,390	$ 8,229,034

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

	Class	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Compensation	Treasury Stock Shares	Treasury Stock Amount
Balance at July 31, 2001	A	2,414,009	$24,140	$17,274,654	$26,477,138	($647,719)	($181,963)	101,703	($625,423)
	B	1,756,280	17,563						
Net income	–	–	–	–	1,408,853	–	–	–	–
Foreign currency translation reserve	–	–	–	–	–	(1,043,365)	–	–	–
Cash dividends paid (.32 per share)	–	–	–	–	(1,315,415)	–	–	–	–
Unrealized investment gain, net	–	–	–	–	–	29,819	–	–	–
Conversion of common stock - B to A	A	44,212	442	–	–	–	–	–	–
	B	(44,212)	(442)						
Repurchase of Class A common stock	–	–	–	–	–	–	–	57,515	(425,739)
Stock options exercised	A	10,350	104	75,634	–	–	–	–	–
Issuance of stock under stock award plan, net	–	–	–	–	–	–	(324,456)	(50,242)	308,988
Amortization, net of tax	–	–	–	–	–	–	261,468	–	–
Forfeitures	–	–	–	22,156	–	–	22,030	–	(64,227)
Balance at July 31, 2002	A	2,468,571	$24,686	$17,372,444	$26,570,576	($1,661,265)	($222,921)	108,976	($806,401)
	B	1,712,068	17,121						
Net income	–	–	–	–	(1,201,955)	–	–	–	–
Foreign currency translation reserve	–	–	–	–	–	(447,711)	–	–	–
Cash dividends paid (.33 per share)	–	–	–	–	(1,356,227)	–	–	–	–
Unrealized investment gain, net	–	–	–	–	–	(2,854)	–	–	–
GAC dividends	–	–	–	–	(44,890)	–	–	–	–
Repurchase of Class A common stock	–	–	–	–	–	–	–	39,508	(242,337)
Stock options exercised	A	500	5	3,620	–	–	–	–	–
Issuance of stock under stock award plan, net	–	–	–	60,003	–	–	(255,184)	(38,712)	286,469
Amortization, net of tax	–	–	–	–	–	–	307,373	–	–
Forfeitures	–	–	–	31,907	–	–	14,180	–	(69,017)
Balance at July 31, 2003	A	2,469,071	$24,691	$17,467,974	$23,967,504	($2,111,830)	($156,552)	109,772	($831,286)
	B	1,712,068	17,121						
Net income	–	–	–	–	2,401,317	–	–	–	–
Foreign currency translation reserve	–	–	–	–	–	(134,017)	–	–	–
Cash dividends paid (.34 per share)	–	–	–	–	(1,396,130)	–	–	–	–
Unrealized investment gain, net	–	–	–	–	–	(90,876)	–	–	–
Conversion of common stock - B to A	A	30,764	308	–	–	–	–	–	–
	B	(30,764)	(308)						
Repurchase of Class A common stock	–	–	–	–	–	–	–	24,326	(221,275)
Stock options exercised	A	2,150	22	15,916	–	–	–	–	–
Issuance of stock under stock award plan, net	–	–	–	111,229	–	–	(214,445)	(47,795)	367,333
Amortization, net of tax	–	–	–	–	–	–	177,715	–	–
Forfeitures	–	–	–	(2,675)	–	–	–	1,446	(8,893)
Balance at July 31, 2004	A	2,501,985	$25,021	$17,592,444	$24,972,691	($2,336,723)	(193,282)	87,749	($694,121)
	B	1,681,304	16,813						

Notes to Consolidated Financial Statements

1. Description of Business

Ecology and Environment, Inc. (the Company) is an environmental consulting and testing firm whose underlying philosophy is to provide a broad range of environmental consulting services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. These services include environmental audits and impact assessments, hazardous material site evaluations and response programs, water and groundwater monitoring, laboratory analyses, environmental infrastructure planning and many other projects provided by the Company's multidisciplinary professional staff. Gross revenues reflected in the Company's consolidated statement of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in gross revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors. The costs relative to such subcontract services are deducted from gross revenues to derive net revenues.

During fiscal years ended July 31, 2004, 2003 and 2002, the percentage of total net revenues derived from contracts exclusively with the United States Environmental Protection Agency (EPA) were 12%, 16% and 16%, respectively. The Company's Superfund Technical Assessment and Response Team (START) contracts accounting for the majority of the EPA net revenue. The percentage of net revenues derived from contracts with the United States Department of Defense (DOD) were 14%, 17% and 17% for fiscal years ended July 31, 2004, 2003 and 2002, respectively. The contracts in Saudi Arabia provided net revenues of 19%, 13% and 11% for fiscal years ended July 31, 2004, 2003 and 2002, respectively. The contracts in Kuwait accounted for 11% of total net revenues for both fiscal year 2004 and 2003.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. Also reflected in the financial statements is the 50% ownership in two Chinese operating joint ventures, Beijing Yi Yi Ecology and Engineering Co. Ltd. and the Tianjin Green Engineering Company. These joint ventures are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform with the current year presentation.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

c. Reclassifications

Certain prior year amounts were reclassified to conform to the 2004 financial statement presentation.

d. Revenue recognition

The majority of the Company's revenue is derived from environmental consulting work, with the balance derived from sample analysis (E & E Analytical Services Center) and aquaculture. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Fixed Price	Consulting	Percentage of completion based on the ratio of total costs incurred to date to total estimated costs.
Cost-type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts.
Time and Materials	Consulting	As incurred at contract rates.
Unit Price	Laboratory/ Aquaculture	Upon completion of reports (laboratory) and upon delivery and payment from customers (aquaculture).

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Provisions for adjustments to the revenue accrued under these cost-type contracts are provided for on an annual basis based on past settlement history. Government audits have been completed through fiscal year 2000 and are currently in process for fiscal year 2001. However, final rates have not been negotiated under these audits since 1989. The majority of the balance in the allowance for contract adjustments accounts represent a reserve against possible adjustments for the fiscal years 1990-2004.

Deferred revenue balances of $1.2 million and $11.2 million at July 31, 2004 and 2003, respectively, represent net advances received under the Saudi and Kuwait contracts. Those advances are amortized against future progress billings over the respective contract periods.

e. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheet and statement of changes in shareholders' equity. The cost of securities sold is based on the specific identification method.

f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at cost. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The analytical services center building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

g. Fair value of financial instruments

The carrying amount of cash and cash equivalents, contracts receivable and accounts payable at July 31, 2004 and 2003 approximate fair value. The amortized cost and estimated fair value of investment securities available for sale are fully described in Note 4. Long-term debt consists of capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2004 and July 31, 2003 approximates fair value.

h. Translation of foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.

The remeasurement of local currencies into U.S. dollars creates translation adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2002 - 2004. Management has also estimated and recorded in the current tax accounts the benefits attributable to the extraterritorial income tax deduction.

i. Income taxes
The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

j. Pension costs
The Company has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Company's employees. The Company also has a supplemental defined contribution plan to provide deferred benefits for senior executives of the Company. The annual expense of the Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Company's Board of Directors. Benefits under this plan are funded as accrued.

The Company does not offer any benefits that would result in a liability under either SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" or SFAS No. 112 "Employers' Accounting for Post Employment Benefits."

k. Stock based compensation
The Company has elected to continue measuring compensation costs for employee stock based compensation arrangements using the method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123 "Accounting for Stock Based Compensation." In accordance with APB Opinion No. 25, compensation expense is not recognized for stock option awards to employees under the Company's stock option plan since the exercise price of options granted is equal to or greater than the market price of the underlying stock at the date of grant.

The Company estimates that if it elected to measure compensation cost for employee stock based compensation arrangements under SFAS No. 123, it would not have caused net income and earnings per share for fiscal years 2002 - 2004 to be materially different from their reported amounts.

l. Earnings per share
Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. See Footnote No. 14.

m. Comprehensive Income
Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

n. Segment reporting
In 1999, the Company adopted FASB Statement No. 131 ("SFAS No. 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information.

o. Impairment of Long-Lived Assets
The Company accounts for impairment of long-lived assets in accordance with State of Financial Accounting Standards (SFAS) No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 required that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company recognized an impairment loss of $5,007,364 ($3,010,005 net of tax) on its shrimp farm operations in FY 2003. An impairment loss of $442,000 ($139,000 net of minority interest and tax) was recognized in fiscal year 2004 for the long-term assets at the Company's fish farm operations in Jordan. The impaired assets consist of buildings, improvements and equipment which will continue to be held for use.

3. Cash and Cash Equivalents
The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2004 and 2003, short-term investments consist of commercial paper and money market funds and are carried at cost. Short-term investments amounted to approximately $51,000 and $51,000 at July 31, 2004 and 2003, respectively, and are reflected in cash and cash equivalents in the accompanying consolidated balance sheet and statement of cash flows.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to $138,550, $155,517 and $19,655 in fiscal years 2004, 2003 and 2002, respectively. Cash paid for income taxes amounted to $2,321,379, $761,309 and $1,593,592 in fiscal years 2004, 2003 and 2002, respectively.

4. Investment Securities
The amortized cost and estimated fair values of investment securities were as follows:

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
July 31, 2004				
Investment securities available for sale:				
Mutual funds	$ 86,250	$ 6,511	$ —	$ 92,761
Municipal notes and bonds	50,886	—	—	50,886
	$ 137,136	$ 6,511	$ —	$ 143,647
July 31, 2003				
Investment securities available for sale:				
Mutual funds	$3,899,003	$128,247	$ —	$4,027,250
Municipal notes and bonds	50,931	—	—	50,931
	$3,949,934	$128,247	$ —	$4,078,181

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity as of July 31, 2004 were as follows:

	Estimated fair value	Amortized cost
Due in one year or less	$ —	$ —
Due after one year through five years	50,886	50,886
Due after five years through ten years	—	—
Due after ten years	—	—
	$50,886	$ 50,886
Mutual funds available for sale	92,761	86,250
	$143,647	$137,136

During fiscal year 2004, the Company sold mutual funds valuing $3,899,300. There were no sales of investment securities recorded in fiscal years 2003 and 2002. The unrealized investment securities gain and unrealized investment securities loss, net of applicable income taxes, at July 31, 2004 and 2003 of $6,501 and $76,949, respectively, are reflected in accumulated other comprehensive income in the consolidated balance sheet.

5. Contract Receivables, net

	July 31, 2004	2003
United States government -		
Billed	$ 2,781,554	$ 2,955,118
Unbilled	4,761,344	4,853,740
	7,542,898	7,808,858
Industrial customers and state and municipal governments -		
Billed	27,300,992	35,589,749
Unbilled	5,169,931	1,332,225
	32,470,923	36,921,974
Less allowance for contract adjustments	(3,580,521)	(4,038,496)
	$ 36,433,300	$40,692,336

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred and fees earned of approximately $465,000 at July 31, 2004 and $33,000 at July 31, 2003. Management anticipates that the July 31, 2004 unbilled receivables will be substantially billed and collected in fiscal year 2005. Included in the balance of receivables for industrial customers and state and municipal customers are receivables due under the contracts in Saudi Arabia and Kuwait of $16.2 million and $17.4 million at July 31, 2004 and 2003, respectively. Within the above billed balances are contractual retainages in the amount of approximately $544,000 at July 31, 2004 and $496,000 at July 31, 2003. Management anticipates that the July 31, 2004 retainage balance will be substantially collected in fiscal year 2005. Included in other accrued liabilities is an additional allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $2.2 million at July 31, 2004 and $1.7 million at July 31, 2003. An allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatable.

The contracts in Saudi Arabia are through the Company's majority owned (66 2/3%) subsidiary Ecology and Environment of Saudi Arabia Co., LTD. (EESAL). The Company has an agreement with its minority shareholder to divide any profits in EESAL from the current contracts equally, and to pay to the minority shareholder a commission of 5% of the total contract values. The commission and additional profit sharing covers on-going representation in the Kingdom, logistical support including the negotiation and procurement of Saudi national personnel, facilities, equipment, licenses, permits, and any other support deemed necessary in the implementation and performance of the Saudi contracts. As of July 31, 2004, the Company has incurred expense of $1,835,000 ($944,000 in fiscal year 2004, $505,000 in fiscal year 2003 and $386,000 in fiscal year 2002) under the terms of this commission agreement.

6. Property, Building and Equipment, net

	July 31, 2004	2003
Land	$ 659,911	$ 542,531
Buildings	13,486,875	13,230,547
Laboratory and other equipment	4,823,633	4,896,479
Data Processing equipment	4,920,604	4,147,451
Office furniture and equipment	2,076,588	2,211,666
Leasehold improvements and other	1,194,191	1,096,412
	$ 27,161,802	$ 26,125,086
Less accumulated depreciation and amortization	(15,181,916)	(13,949,949)
	$ 11,979,886	$ 12,175,137

7. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20 million with a bank at 0.5% below the prevailing prime rate. A second line of credit has been established at another bank for up to $13.5 million exclusively for letters of credit. At July 31, 2004 and 2003, respectively, the Company had letters of credit outstanding totaling $8,765,752 and $16,822,254, respectively. At July 31, 2004, there were no borrowings for working capital against the line of credit.

The Company has re-negotiated its covenants under its bank line of credit agreements and is in compliance with all such covenants at July 31, 2004.

For fiscal year 2003 the Company had obtained two waivers from covenants under one of its bank line of credit agreements. The waivers were necessary as a result of the reported impairment loss of the shrimp farm operation and the $2.1 million bank overdraft in one of the Company's foreign bank accounts. The first waiver reduced the required minimum tangible net worth from $43.0 million to $39.0 million excluding Accumulated Other Comprehensive Income and intangible assets. Tangible net worth at July 31, 2003 as defined by the covenant is $40.0 million. The second waiver eliminates the minimum current ratio required (defined as total current assets less deferred income taxes minus total current liabilities) of 1.8:1 for the fiscal year ended July 31, 2003. The current ratio at July 31, 2003 as defined by the covenant is 1.69:1.

8. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations at July 31, 2004 consists of the following:

	FY 2004	FY 2003
Bank overdraft (a)	$ —	$ 2,149,624
Various bank loans and advances at interest rates ranging from 10% to 14.5 %	381,587	220,545
Capital lease obligations at varying interest rates averaging 12%	221,403	145,143
	602,990	2,515,312
Less: current portion of debt	(195,196)	(2,311,993)
current portion of lease obligations	(71,401)	(66,233)
Long-term debt and capital lease obligations	$ 336,393	$ 137,086

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2004 and July 31, 2003 are as follows:

	July 31, 2004	2003
FY 2004	$ —	$ 2,378,226
FY 2005	266,597	93,568
FY 2006	70,482	43,518
FY 2007	38,643	—
FY 2008	39,700	—
FY 2009	40,822	—
Thereafter	146,746	—
	$602,990	$ 2,515,312

(a) Consists of an interest free overdraft in a foreign bank account which was eliminated by subsequent deposits in the amount of $2.9 million several days after fiscal year end.

9. Income Taxes

Income from continuing operations, net of minority interests, before provision for income taxes consists of:

	Fiscal Year 2004	2003	2002
US	$ 4,319,267	$5,517,312	$4,797,710
Foreign	268,942	591,472	29,535
	$ 4,588,209	$6,108,784	$4,827,245

The income tax provision (benefit) from continuing operations, net of minority interests, consists of the following:

	Fiscal Year		
	2004	2003	2002
Current:			
Federal	$ 692,639	$ 1,873,956	$1,477,429
State	113,136	201,199	105,129
Foreign	909,812	938,040	76,411
	$1,715,587	$ 3,013,195	$1,658,969
Deferred:			
Federal	$ 189,779	$ (640,628)	$ 28,252
State	50,228	(53,614)	15,362
	$ 240,007	$ (694,242)	$ 43,614
	$1,955,594	$ 2,318,953	$1,702,583

The provision for income taxes on income from continuing operations, net of minority interests, differs from the federal statutory rate due to the following:

	Fiscal Year		
	2004	2003	2002
Federal tax	34.0%	34.0%	34.0%
State tax, net	3.4%	1.6%	1.6%
Tax exempt interest	(0.6%)	(0.8%)	(1.1%)
Foreign operations	12.9%	8.6%	1.4%
Extraterritorial income tax benefit	(7.7%)	(5.4%)	(2.1%)
Other	0.6%	0.0%	1.5%
Total	42.6%	38.0%	35.3%

Deferred tax assets (liabilities) are comprised of the following:

	Fiscal Year	
	2004	2003
Contract and other reserves	$2,743,218	$ 2,650,020
Discontinued operations	1,924,841	2,070,881
Accrued compensation	394,830	506,726
Unearned stock compensation	127,893	102,761
Other	434,127	554,663
Gross deferred tax assets	$5,624,909	$ 5,885,051
State income taxes	(258,831)	(279,816)
Other	(444,805)	(373,486)
Gross deferred tax liabilities	(703,636)	(653,302)
Net deferred tax asset	$4,921,273	$ 5,231,749

The Company has not recorded income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. At July 31, 2004, these amounts, net of applicable foreign tax credits, were not material.

10. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Incentive stock compensation

Under the Company's incentive stock option plan (the "plan"), key employees, including officers of the Company, were granted options to purchase shares of Class A Common stock at an option price of at least 100% of the shares' fair market value at the date of grant. Shares become exercisable after a minimum holding period of five years from the date of grant and expire after a period of ten years from the date of grant. A total of 209,390 shares were granted under the plan. The plan was terminated in March of 1996.

Activity under the plan is as follows:

Options outstanding at July 31, 2001 at a weighted average price of $9.63 per share	61,954
Exercised shares	10,350
Cancelled shares at $10.05 per share	4,190
Expired shares	0
Options outstanding at July 31, 2002 at a weighted average price of $10.11 per share	47,414
Exercised shares at $7.25 per share	500
Cancelled shares at $12.16 per share	11,574
Expired shares at $10.37 per share	1,950
Options outstanding at July 31, 2003 at a weighted average price of $9.28 per share	33,390
Exercised shares	2,150
Cancelled shares at $7.25 per share	500
Expired shares at $12.38 per share	10,290
Options outstanding at July 31, 2004 at a weighted average price of $7.96 per share	20,450

Of the 20,450 options outstanding at July 31, 2004, 8,300 have an exercise price of $9.00 per share and a contractual life of .4 years and 12,150 have an exercise price of $7.25 per share and a contractual life of 1.4 years.

The Company estimates that if it elected to measure compensation cost for employee stock based compensation arrangements under SFAS No. 123, it would not have caused net income and earnings per share for fiscal years 2002 - 2004 to be materially different from their reported amounts.

c. Stock Award Plan

Effective March 16, 1998, the Company adopted the Ecology and Environment, Inc. 1998 Stock Award Plan (the "1998 Plan"). To supplement the 1998 Plan the 2003 Stock Award Plan (the "2003 Plan") was approved by the shareholders at the annual meeting held in January 2004 (the 1998 Plan and the 2003 Plan collectively referred to as the "Award Plan"). The 2003 Plan was approved retroactive to October 16, 2003 and will terminate on October 15, 2008. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to receive awards of Class A common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the common stock at the time of the award. The Award Plan authorizes the Company's board of directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company issued 47,795 shares in January 2004, 38,712 shares in fiscal year 2003, and 50,242 shares in fiscal year 2002 pursuant to the Award Plan. Unearned compensation is recorded at the time of issuance and is being amortized over the vesting period.

11. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,167,068 shares of Class B Common Stock owned by them and the former spouse of one of the individuals and the children of the individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

12. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts. These contracts provide for reimbursement of any remaining rental commitments under such lease agreements in the event that the government terminates the contract

At July 31, 2004, future minimum rental commitments, net of estimated amounts allocable to government contracts with rental cost reimbursement clauses, were as follows:

Fiscal Year	Gross	Reimbursable	Net
2005	$2,796,260	$531,999	$2,264,261
2006	2,102,416	313,229	1,789,187
2007	849,147	12,747	836,400
2008	539,601	6,526	533,075
2009	331,298	738	330,560

Gross rental expense under the above lease commitments for 2004, 2003, and 2002 was $2,975,352, $2,866,604 and $2,459,049, respectively.

13. Defined Contribution Plans

Contributions to the defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. The total expense under the plans for fiscal years 2004, 2003, and 2002 was $1,451,419, $1,359,740, and $1,310,417, respectively.

14. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year		
	2004	2003	2002
Income from continuing operations available to common stockholders	$2,632,615	$3,789,831	$3,124,662
Loss from discontinued operations available to common stockholders	(231,298)	(4,991,786)	(1,715,809)
Total income (loss) available to common stockholders	$2,401,317	$(1,201,955)	$1,408,853
Weighted-average common shares outstanding (basic)	3,985,716	3,996,796	4,069,848
Basic earnings per share:			
Continued operations	$0.66	$0.95	$0.77
Discontinued operations	(0.06)	(1.25)	(0.42)
Total basic earnings per share	$0.60	$(0.30)	$0.35
Incremental shares from assumed conversions of stock options and restricted stock awards	55,526	53,589	2,846
Adjusted weighted-average common shares outstanding	4,041,242	4,050,385	4,072,694
Diluted earnings per share:			
Continued operations	$0.65	$0.94	$0.77
Discontinued operations	(0.06)	(1.23)	(0.42)
Total diluted earnings per share	$0.59	$(0.29)	$0.35

At July 31, 2004 and July 31, 2003, there were 20,450 and 33,390 stock options outstanding with an exercise price ranging from $7.25 to $9.00, which was not included in the above calculations due to their antidilutive nature.

15. Commitments and Contingencies

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract.

One of the Company's majority owned subsidiaries is a co-defendant in a lawsuit connected to work performed on a remediation project at a mine site. The plaintiffs have filed for damages of approximately $35 million. The subsidiary maintains a $6 million insurance policy applicable to this claim. The insurance company is defending the claim. At this time the case is in the beginning stages of discovery and the trial is not scheduled to begin until November 2005. The subsidiary company intends to vigorously defend this case.

The Company is involved in other litigation arising in the normal course of business. In the opinion of management, any adverse outcome to this litigation would not have a material impact on the financial results of the Company.

16. Acquisitions

On May 3, 2004 the Company's sixty-percent owned subsidiary, Walsh Environmental Scientists and Engineers, LLC (Walsh), acquired a sixty-percent interest in Gustavson Associates, LLC (GAL). Walsh paid $150,000 for its interest in GAL. GAL is an independent oil and minerals consultancy providing services to banks, investors, government agencies and industrial clients around the world. Walsh began consolidating the balance sheet and operating results of GAL with its own since the date of acquisition. Walsh's consolidated financial statements are consolidated with the Company's.

This acquisition has been accounted for under the purchase method with the results of their operations consolidated with the Company's results of operations from the acquisition date. No proforma statements have been provided due to the relative insignificance of this transaction.

17. *Transfer of Ownership Interest in* Ecology and Environment do Brasil Ltda.

On the 8th of January 2004 the company entered into an agreement to grant a forty-eight percent stake in its Brazilian subsidiary, Ecology and Environment do Brasil, Ltda. (a limited partnership), to three new partners. The new partners are responsible for the in-country marketing and operations of the subsidiary. Any previous earnings, assets and liabilities remained with Ecology and Environment, Inc. The new partners have contributed their business contacts and talented staff from their old firm. The Company has provided an eighty thousand dollar capital contribution to move the office operations from Sao Paulo to Rio de Janeiro. Rio de Janeiro is where the company believes it will have a more strategic location to market its target clients.

18. Goodwill

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. Statement No. 142 discusses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning on August 1, 2001 with the adoption of Statement No. 142, goodwill existing on July 31, 2001, is no longer being amortized. Rather the goodwill is subject to an annual assessment for impairment. During fiscal year 2004, this test did not result in any charges. The adoption of SFAS No. 142 did not have a material impact on the Company's financial statements.

19. Shrimp Farm – Discontinued Operations

During the fourth quarter of fiscal year 2003, the Company made the decision to discontinue its shrimp farm operation, Frutas Marinas S.A. The farm had failed to achieve planned production estimates. Operations management was unable to control repeated outbreaks of disease, primarily White Spot Syndrome Virus, resulting in repeated operating losses for the last three years and depressed selling prices for shrimp. The Company made the decision to terminate operations at its Board of Directors' meeting in July 2003 and is committed to sell the assets.

In accordance with Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviewed the assets of Frutas Marinas S.A. to determine the extent of the impairment loss in the carrying value of the assets. The Company reports results of operations for the shrimp farm under its Aquaculture Segment. The Company is committed to marketing the sale of its farm for its highest and best value. The Company has estimated the fair value of its assets primarily based on external appraisals of the property and buildings for general farm use due to anticipated difficulty in selling the property as a shrimp farm operation because of lack of a profitable operating history. As a result, the Company has recognized an impairment loss of $5,007,364.

Operating results for the discontinued Frutas Marinas S.A. are as follows:

	FY 2004	FY 2003
Net revenues	$—	$1,262,021
Operating loss before income tax benefit	(354,550)	(3,296,375)
Provision for income tax benefit	123,252	1,314,594
Loss from operations of discontinued shrimp farm business	(231,298)	(1,981,781)
Impairment loss on discontinued shrimp farm business (net of tax benefit of $1,997,359)	—	(3,010,005)
Loss on discontinued operations	$(231,298)	$(4,991,786)

20. Impairment of Long-Lived Assets

The Company has recognized an impairment loss of $442,000 ($139,000 net of minority interest and taxes) in fiscal year 2004 for the long-lived assets at its fish farm operations, American Arab Aquaculture Company (AMARACO), located in Jordan. The Company reports results of this fish farm operation under its Aquaculture Segment. The Company has determined that an impairment loss is necessary due to the uncertainty that AMARACO will generate future net cash flows sufficient to recover the carrying value of its long-lived assets. AMARACO was initially purchased in July 2001 and has not generated operating income to date. The future operation of the farm is predicated on an agreement with the Company's partners for an additional capital infusion in the range of $300,000 for working capital. Due to the current uncertainty regarding this agreement and its impact on the future viability of the farm, the Company has recognized an impairment loss.

21. Segment Reporting

Ecology and Environment, Inc. has three reportable segments: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental services encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a world wide base of customers. The analytical laboratory provides analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples. The shrimp aquaculture facility, located in Costa Rica, and the fish farm located in Jordan, produce shrimp and tilapia respectively. Both products are grown in a controlled environment for markets worldwide. The aquaculture segment results for fiscal year 2003 includes an impairment loss of $5.0 million ($3.0 million net of tax) as a result of the Company's decision to cease operations of its shrimp farm operation. The assets are treated as "held for sale" in the accompanying financial statements.

The Company evaluates segment performance and allocates resources based on operating profit before interest income/expense and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany sales from the analytical services segment to the consulting segment are recorded at market selling price, intercompany profits are eliminated. The Company's reportable segments are separate and distinct business units that offer different products. Consulting services are sold on the basis of time charges while analytical services and aquaculture products are sold on the basis of product unit prices.

Reportable segments for the fiscal year ended July 31, 2004 are as follows:

			Aquaculture			
	Consulting	Analytical	Continued	Discontinued	Elimination	Total
Net revenues from external customers[1]	$ 84,464,323	$ 5,002,770	$ 33,430	$ —	$ —	$ 89,500,523
Intersegment net revenues	995,510	—	—	—	(995,510)	—
Total consolidated net revenues	$ 85,459,833	$ 5,002,770	$ 33,430	$ —	$(995,510)	$ 89,500,523
Depreciation expense[1]	$ 1,006,661	$ 544,636	$ 55,472	$ —	$ —	$ 1,606,769
Segment profit (loss) before income						
taxes and minority interest	7,976,832	(1,378,988)	(597,438)	(354,550)	—	- 5,645,856
Segment assets	54,992,626	7,447,000	34,000	30,000	—	62,503,626
Expenditures for long-lived assets – gross	1,624,260	72,828	—	—	—	1,697,088
Geographic Information:	Net Revenues[1]	[2] Long-Lived Assets – Gross				
United States	$ 55,729,523	$ 26,687,802				
Foreign Countries	33,771,000	474,000				

(1) Net revenue of $13,641 from discontinued operations is excluded from this table. (sale of remaining inventories and miscellaneous supplies)
(2) Net revenues are attributed to countries based on the location of the customers. Net revenues in foreign countries includes $16.6 million in Saudi Arabia and $10.0 million in Kuwait.

Reportable segments for the fiscal year ended July 31, 2003 are as follows:

			Aquaculture			
	Consulting	Analytical	Continued	Discontinued	Elimination	Total
Net revenues from external customers[1]	$ 84,682,327	$ 5,800,341	$ 6,894	$ —	$ —	$ 90,489,562
Intersegment net revenues	1,769,667	—	—	—	(1,769,667)	—
Total consolidated net revenues	$ 86,451,994	$ 5,800,341	$ 6,894	$ —	$(1,769,667)	$ 90,489,562
Depreciation expense[1]	$ 954,642	$ 316,002	$ 55,472	$ —	$ —	$ 1,326,116
Segment profit (loss) before income						
taxes and minority interest	7,727,645	(132,400)	(174,322)	(8,303,739)	—	(882,816)
Segment assets	67,676,533	7,878,000	621,000	206,000	—	76,381,533
Expenditures for long-lived assets – gross	1,238,166	580,720	—	—	—	1,818,886
Geographic Information:	Net Revenues[1]	[2] Long-Lived Assets – Gross				
United States	$ 60,169,562	$ 25,347,086				
Foreign Countries	30,320,000	778,000				

(1) Net revenue of $1,262,021 and depreciation expense of $251,481 from discontinued operations is excluded from this table.
(2) Net revenues are attributed to countries based on the location of the customers. Net revenues in foreign countries includes $11.4 million in Saudi Arabia and $9.8 million in Kuwait.

Reportable segments for the fiscal year ended July 31, 2002 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers[1]	$ 69,169,489	$ 4,238,980	$ —	$ —	$ —	$ 73,408,469
Intersegment net revenues	2,497,687	—	—	—	(2,497,687)	—
Total consolidated net revenues	$ 71,667,176	$ 4,238,980	$ —	$ —	$(2,497,687)	$ 73,408,469
Depreciation expense[1]	$ 796,527	$ 405,963	$ —	$ —	$ —	$ 1,202,490
Segment profit (loss) before income taxes and minority interest	6,108,083	(961,849)	—	(2,641,682)	—	2,504,552
Segment assets	59,114,233	6,867,000	792,050	7,698,000	—	74,471,283
Expenditures for long-lived assets – gross	419,292	585,626	55,919	320,472	—	1,381,309

Geographic Information:	Net Revenues[1] [2]	Long-Lived Assets – Gross
United States	$ 51,452,650	$ 23,551,684
Foreign Countries	21,955,819	6,105,000

[1] Net revenue of $893,181 and depreciation expense of $220,492 from discontinued operations is excluded from this table.
[2] Net revenues are attributed to countries based on the location of the customers. Net revenues in foreign countries includes $8.1 million in Saudi Arabia and $3.2 million in Kuwait.

22. Subsequent Events

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the Act affecting the Company are the repeal of the United States export tax incentive known as the extraterritorial income exclusion (EIE), the implementation of a domestic manufacturing deduction, and the one-time favorable dividend provisions. The Company is still assessing the impact of the Act. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction of an undeterminable amount through fiscal year 2007. The Company believes that it will accrue some benefits from the domestic manufacturing deduction, although such benefits cannot be quantified at this time. The domestic manufacturing deduction will be phased in over a six-year period beginning with the Company's fiscal year 2005. The Company is also evaluating the impact of the dividend provisions. As of July 31, 2004 and based on the tax laws in effect at that time, it is the Company's intention to continue to indefinitely reinvest undistributed foreign earnings and accordingly, no deferred tax liability has been recorded in connection therewith.

On October 25, 2004 the Company announced the declaration of a $.17 dividend payable on or before January 15, 2005 to shareholders of both Class A and Class B common stock on record as of December 17, 2004.

Selected quarterly financial data (unaudited)

(In thousands, except per share information)

2004	First	Second	Third	Fourth
Gross revenues	$ 26,942	$ 27,785	$ 29,227	$ 26,668
Net revenues	22,257	20,981	24,665	21,597
Income from operations	1,311	1,792	1,674	1,609
Income from continuing operations before income taxes and minority interest	1,401	1,855	1,726	1,018
Net income (loss) from continuing operations	759	1,017	864	(8)
Net loss from discontinued operations	(63)	(51)	(56)	(61)
Total net income (loss)	696	966	808	(69)
Net income (loss) per common share: basic				
Continuing operations	$ 0.19	$ 0.25	$ 0.21	$ 0.00
Discontinued operations	(.02)	(.01)	(0.01)	(0.02)
Total net income (loss) per common share: basic	$ 0.17	$ 0.24	$ 0.20	$ (0.02)
Net income (loss) per common share: diluted Continuing operations	$ 0.19	$ 0.25	$ 0.21	$ 0.00
Discontinued operations	(0.02)	(0.01)	(0.01)	(0.02)
Total net income (loss) per common share: diluted	$ 0.17	$ 0.24	$ 0.20	$ (0.02)

2003	First	Second	Third	Fourth
Gross revenues	$ 21,883	$ 29,692	$ 33,339	$ 31,300
Net revenues	19,051	20,812	23,438	24,469
Income from operations	1,990	1,640	1,948	2,100
Income from continuing operations before income taxes and minority interest	1,965	1,658	1,868	1,930
Net income from continuing operations	1,044	877	998	871
Net loss from discontinued operations	(491)	(446)	(410)	(3,645)
Total net income (loss)	553	431	588	(2,774
Net income (loss) per common share: basic Continuing operations	$ 0.26	$ 0.22	$ 0.24	$ 0.23
Discontinued operations	(0.12)	(0.11)	(0.10)	(0.92)
Total net income (loss) per common share: basic	$ 0.14	$ 0.11	$ 0.14	$ (0.69)
Net income (loss) per common share: diluted				
Continuing operations	$ 0.26	$ 0.22	$ 0.24	$ 0.22
Discontinued operations	(0.12)	(0.11)	(0.10)	(0.90)
Total net income (loss) per common share: diluted	$ 0.14	$ 0.11	$ 0.14	$ (0.68)

2002	First	Second	Third	Fourth
Gross revenues	$ 19,701	$ 21,946	$ 21,452	$ 25,738
Net revenues	16,274	18,013	17,895	21,228
Income from operations	1,395	842	1,221	1,558
Income from continuing operations before income taxes and minority interest	1,344	907	1,263	1,631
Net income from continuing operations	724	504	714	1,181
Net loss from discontinued operations	(332)	(343)	(314)	(726)
Total net income	392	161	400	455
Net income (loss) per common share: basic and diluted Continuing operations	$ 0.18	$ 0.12	$ 0.18	$ 0.29
Discontinued operations	(0.08)	(0.08)	(0.08)	(0.18)
Total net income per common share	$ 0.10	$ 0.04	$ 0.04	$ 0.11
Cash dividends declared per common share: basic and diluted	$ –	$ 0.16	$ –	$ 0.16

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock is traded on the American Stock Exchange. There is no separate market for the Company's Class B Common Stock.

The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange for the periods indicated.

FISCAL 2004	High	Low
First Quarter (commencing August 1, 2003-November 1, 2003)	$ 11.25	$ 9.40
Second Quarter (commencing November 2, 2003-January 31, 2004)	10.29	9.40
Third Quarter (commencing February 1, 2004-May 1, 2004)	11.52	9.75
Fourth Quarter (commencing May 2, 2004-July 31, 2004)	10.59	8.63

FISCAL 2003	High	Low
First Quarter (commencing August 1, 2002-October 26, 2002)	$ 10.30	$ 8.70
Second Quarter (commencing October 27, 2002-January 25, 2003)	9.00	7.75
Third Quarter (commencing January 26, 2003-April 26, 2003)	8.50	7.25
Fourth Quarter (commencing April 27, 2003-July 31, 2003)	10.04	8.35

As of September 30, 2004, the number of holders of record of the Company's Common Stock was 501. The Company estimates that it has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.

ecology and environment, inc.

INTERNATIONAL SPECIALISTS IN THE ENVIRONMENT

BOARD OF DIRECTORS

Gerhard J. Neumaier
President and Director
Frank B. Silvestro
Executive Vice President and Director
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director
Ronald L. Frank
Executive Vice President of Finance, Secretary, Treasurer, and Director
Gerard A. Gallagher, Jr.
Director
Harvey J. Gross
Director
Ross M. Cellino
Director
Timothy Butler
Director

CORPORATE OFFICERS

Gerhard J. Neumaier
President
Frank B. Silvestro
Executive Vice President
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services
Ronald L. Frank
Executive Vice President of Finance, Secretary, and Treasurer
Roger J. Gray
Senior Vice President
Laurence M. Brickman, Ph.D.
Senior Vice President
Ronald J. Skare
Senior Vice President
Nancy Aungst
Vice President
James B. Collins
Vice President
Kevin Donovan
Vice President
Gerard A. Gallagher, III
Vice President
Timothy J. Grady, P.E.
Vice President
Cheryl A. Karpowicz
Vice President
Fred J. McKosky, P.E.
Vice President
Kevin S. Neumaier, P.E.
Vice President
George A. Rusk, J.D.
Vice President
Christopher L. Quina, P.G.
Vice President
Richard Rudy, P.G., C.P.G.
Vice President
George W. Welsh
Vice President

CORPORATE OFFICES

Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: rfrank@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

EXCHANGE LISTING

American Stock Exchange
Ticker Symbol: EEI

INDEPENDENT AUDITOR

PricewaterhouseCoopers LLP
3600 HSBC Tower
Buffalo, NY 14203

LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

FORM 10-K

E&E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities.

Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to Mr. Ronald L. Frank, Secretary, Ecology and Environment, Inc., 368 Pleasant View Drive, Lancaster, NY 14086-1397.

LABORATORY

Analytical Services Center
Lancaster, NY

OTHER OFFICES

Anchorage
Austin
Baton Rouge
Blue Mountain Lake
Boulder
Chicago
Dallas
Houston
Kansas City
Lake Tahoe
Los Angeles
Miami
New York City
Orlando
Pensacola
Peoria
Portland
San Francisco
Seattle
Tallahassee
Virginia Beach
Washington
West Palm Beach
Wheeling

SUBSIDIARIES

American Arab Aquaculture Company (AMARACO) (Jordan)
Beijing YiYi Ecology and Environment Engineering, Ltd. (China)
Consortium of International Consultants LLC
E&E Drilling and Testing Co., Inc.
E&E Umwelt - Beratung GmbH, (Germany)
Ecology & Environment de Chile, S.A.
Ecology & Environment International Services, Inc.
Ecology & Environment South America, Inc. (Cayman Islands)
Ecology and Environment de Mexico S.A. de C.V.
ecology and environment do brasil ltda.
Ecology and Environment Engineering, Inc.
Ecology and Environment Eurasia (Russia)
Ecology and Environment of Saudi Arabia Co., Ltd.
Ecology and Environment, Kazakhstan
Ecology and Environment, Limited (Ireland)
Ecology and Environment, S.A. (Venezuela)
Frutas Marinas Del Mar S.A. (Costa Rica)
Gestion Ambiental Consultores S.A. (Chile)
Gustavson Associates, LLC
Tianjin Green Engineering Co. (China)
Walsh Environmental Scientists and Engineers, LLC

ecology and environment, inc.
INTERNATIONAL SPECIALISTS IN THE ENVIRONMENT
Buffalo Corporate Center • 368 Pleasant View Drive • Lancaster, NY 14086-1397